Exhibit (d)(4)

May 7, 2019

CONFIDENTIAL

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, NJ 07073

Attention: James Preuninger

Dear James:

Based upon our discussions and in consideration of the significant time and resources that E2open, LLC (“E2open”) and Insight Venture Management, LLC (“Insight”) have devoted to date, and plan to devote following the date hereof, in each case in connection with the potential acquisition by E2open or an affiliate thereof of Amber Road, Inc. (the “Company”) (a “Potential Transaction”) and the promises set forth herein, the Company and E2open agree that between the date of this agreement and 11:59 p.m., Eastern time, on May 12, 2019 (the “Exclusive Period”), the Company will not, directly or indirectly, including by authorizing or permitting any of its employees, agents or representatives or any other individuals or entities acting on behalf of any of the foregoing persons (including KeyBanc Capital Markets Inc. or any of its affiliates, employees or representatives), and will not authorize or direct any such persons or any of the Company’s stockholders, to: (i) solicit, initiate, encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below), (ii) enter into, continue or facilitate any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) provide any non-public information with respect to the Company or its business to any person for the purpose of soliciting, initiating, encouraging or facilitating the making of an Acquisition Proposal, other than (x) E2open, Insight and their respective representatives and (y) customers, suppliers and partners in the ordinary course of business consistent with past practice or (iv) enter into any Acquisition Proposal (or agreement with respect to the foregoing).

For purposes of this agreement, the term “Acquisition Proposal” means any proposal or offer from any person (other than E2open, Insight or any of their respective affiliates) or “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) relating to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition or purchase of a business or assets equal to 20% or more of the aggregate fair market value of the Company’s assets or to which 20% or more of the Company’s net revenues, net income or earnings are attributable, (ii) issuance or acquisition of more than 20% of the outstanding equity securities of the Company, (iii) any recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding equity securities of the Company or (iv) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving the Company or any subsidiary of the Company.

During the Exclusive Period, the Company shall within 24 hours notify E2open and Insight orally if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by the Company or any of its representatives and shall provide E2open and Insight with the identity of the person making any such Acquisition Proposal unless the Company is prohibited from making such disclosure pursuant to the terms of a confidentiality agreement executed prior to the date of this letter.

Other than (x) the agreements and obligations of the Company set forth herein and (y) the agreements and obligations set forth in the Nondisclosure and Standstill Agreement, dated April 24, 2019, between the Company and E2open (the “NDA”), which are binding obligations of the Company (with respect to this agreement) and the Company and E2open (with respect to the NDA), neither E2open nor the Company will have any obligation regarding the Potential Transaction or any other transaction contemplated hereby unless and until definitive agreements are executed by such parties or affiliates thereof.

Because a breach of this agreement could cause irreparable injury, in addition to other available remedies, we agree that each party is entitled to seek injunctive relief and specific performance to enforce the terms of this letter. This agreement shall be governed by Delaware law (without regard to conflicts of laws principles), and the parties irrevocably and unconditionally consent and submit to the jurisdiction of the state and federal courts located in Wilmington, Delaware for purposes of any action, suit or proceeding arising out of or relating to this agreement. This agreement may not be amended or modified except by a writing signed by each of the parties hereto and may be executed in one or more counterparts, including by electronic transmission, each of which will be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall terminate upon the expiration of the Exclusive Period unless extended in writing by the mutual consent of the Company and E2open.

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Please indicate the concurrence of the Company with this agreement by executing in the space provided below.

Very truly yours,

E2OPEN, LLC

By:	/s/Michael Farlekas
Michael Farlekas
Chief Executive Officer

AGREED AND ACCEPTED, this 7th day of May, 2019:

AMBER ROAD, INC.

By:	/s/ James Preuninger 5-7-19
James Preuninger
Chief Executive Officer